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Pan American Silver Reports Mineral Reserves Estimate of 550 Million Ounces of Silver and 5.2 Million Ounces of Gold
All financial figures are expressed in US$ unless otherwise indicated.

Vancouver, B.C. - Aug. 5, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”, or the “Company”) today reported its estimated mineral reserves and resources as of June 30, 2020. Proven and probable mineral reserves are estimated to contain approximately 550 million ounces of silver and 5.2 million ounces of gold. Measured and indicated mineral resources (excluding proven and probable reserves) are estimated to total approximately 806 million ounces of silver and 9.4 million ounces of gold. In addition, inferred resources, including the La Colorada polymetallic skarn deposit, total 458 million ounces of silver and 6.9 million ounces of gold.
“Pan American holds one of the world’s largest silver mineral resources and reserves base. Over the past year, we have replaced 76% of the silver and 107% of the gold mined for the 12-month period ended June 30, 2020. Particularly significant gains were realized at La Colorada, La Arena and Shahuindo,” said Christopher Emerson, Pan American’s Vice President of Business Development and Geology. “Through 200,000 metres of drilling from July 2019 to June 2020, we were able to add 22.1 million ounces of silver and 719 thousand ounces of gold to our proven and probable mineral reserves.”
Summary of Pan American total mineral reserves and resources for the silver and gold segments

	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Proven and Probable Reserves	283	63	550	0.61	5.2
Measured and Indicated Resources	1035	110	806	0.33	9.4
Inferred Resources	461	46	458	0.71	6.9
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2020".
(2) Please refer to the complete mineral reserve and resource table at the end of this news release for more information.

Notable achievements during the year include:
•At La Colorada, exploration drilling led to an increased inferred mineral resource estimate for the skarn deposit of 100.4 million tonnes, containing an estimated 141.0 million ounces of silver, as disclosed on August 4, 2020. In the producing area of the La Colorada mine, we discovered an estimated 10.0 million ounces of silver in proven and probable mineral reserves, more than replacing the 7.2 million ounces mined during the year.
•At Shahuindo, infill drilling led to the discovery of an estimated 406 thousand ounces of gold mineral reserves and 7.2 million ounces of silver mineral reserves, nearly twice the ounces mined over the 12-month period ended June 30, 2020.
•At La Arena, we successfully replaced all of the production and increased the year on year mineral reserves by an estimated 37 thousand ounces of gold, extending mine life by more than one year.
•At Timmins, the Bell Creek mine succeeded in replacing 100% of production, primarily through tightly spaced definition drilling, while Timmins West replaced 70% of production. Exploration

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drilling laterally and to depth at Bell Creek extended known veins and increased inferred mineral resources by an estimated 104 thousand ounces of gold.
•At Huaron, drilling of the major vein structures added an estimated 5.9 million ounces of silver mineral reserves.
The La Colorada skarn and Navidad deposits are estimated to contain 141 and 119 million ounces of inferred silver resources, respectively. The sale of the Juby exploration property was completed in June 2020, which led to a subsequent reduction in the indicated and inferred gold mineral resources.
A summary of the silver and gold mineral reserves and mineral resources as of June 30, 2020 is provided in the following tables.
Pan American Mineral Reserves as of June 30, 2020 (1,2)

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Huaron	Peru	Proven	6.9	164	36.3	--	--
		Probable	3.6	169	19.8	--	--
Morococha (92.3%) (3)	Peru	Proven	3.3	158	16.6	--	--
		Probable	2.4	187	14.6	--	--
La Colorada	Mexico	Proven	4.4	339	48.2	0.25	35.3
		Probable	5.7	301	55.1	0.20	36.3
Dolores	Mexico	Proven	30.1	23	21.9	0.88	853.7
		Probable	6.8	26	5.7	0.81	177.4
Manantial Espejo	Argentina	Proven	0.4	240	3.2	1.87	24.7
		Probable	0.5	276	4.1	2.89	42.4
San Vicente (95%) (3)	Bolivia	Proven	1.1	453	16.5	--	--
		Probable	0.3	366	3.9	--	--
Joaquin	Argentina	Proven	0.0	591	0.9	0.15	0.2
		Probable	0.3	546	5.8	0.35	3.8
COSE	Argentina	Probable	0.1	903	2.2	17.61	41.9
Escobal	Guatemala	Proven	2.5	486	39.5	0.42	34.2
		Probable	22.1	316	225.0	0.34	243.8

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Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Total Silver Segment(4)			90.7	178	519.2	0.64	1493.8
Gold Segment
La Arena	Peru	Proven	26.9	--	--	0.36	311.3
		Probable	15.6	--	--	0.27	135.5
Shahuindo	Peru	Proven	74.8	7	16.1	0.50	1201.4
		Probable	49.6	7	10.4	0.47	750.6
Timmins	Canada	Proven	3	--	--	3.05	295.8
		Probable	7.1	--	--	2.93	665.5
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	202.9
		Probable	6.2	7	1.4	0.57	113.1
Total Gold Segment(4)			192.5	5	31.0	0.59	3676.0
Total Gold and Silver Segments(4)		Proven + Probable	283.2	63	550.2	0.61	5169.8
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2020".
(2) Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

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Pan American Silver Measured and Indicated Mineral Resources as of June 30, 2020 (1,2)

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Huaron	Peru	Measured	1.8	161	9.5	--	--
		Indicated	2.4	155	11.8	--	--
Morococha (92.3%) (3)	Peru	Measured	0.8	135	3.4	--	--
		Indicated	0.6	142	2.8	--	--
La Colorada	Mexico	Measured	0.9	204	5.9	0.20	5.7
		Indicated	1.1	242	8.8	0.16	5.7
Dolores	Mexico	Measured	1.6	12	0.7	0.36	18.8
		Indicated	0.8	15	0.4	0.47	12.5
Manantial Espejo	Argentina	Measured	0.1	213	0.9	1.71	6.9
		Indicated	0.2	229	1.4	2.95	17.8
San Vicente (95%) (3)	Bolivia	Measured	1.1	167	6.1	--	--
		Indicated	0.2	260	1.9	--	--
Navidad	Argentina	Measured	15.4	137	67.8	--	--
		Indicated	139.8	126	564.5	--	--
Joaquin	Argentina	Measured	0.2	356	1.8	0.19	0.9
		Indicated	0.2	366	1.9	0.27	1.4
Escobal	Guatemala	Measured	2.3	251	18.6	0.23	16.7
		Indicated	14.2	201	91.6	0.20	93.0
Total Silver Segment(4)			183.8	135	799.9	0.26	179.4
Gold Segment
La Bolsa	Mexico	Measured	1.4	11	0.5	0.9	39.9
		Indicated	4.5	9	1.3	0.5	71.2
Pico Machay	Peru	Measured	4.7	--	--	0.91	137.5

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Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
		Indicated	5.9	--	--	0.67	127.1
La Arena	Peru	Measured	3.6	--	--	0.27	30.8
		Indicated	6.6	--	--	0.25	52.6
Shahuindo	Peru	Measured	11.0	5	1.7	0.25	87.9
		Indicated	17.4	4	2.2	0.25	142.3
Timmins	Canada	Measured	2.2	--	--	3.37	239.6
		Indicated	4.9	--	--	3.00	469.6
La Arena II	Peru	Measured	155.7	--	--	0.25	1265.2
		Indicated	586.7	--	--	0.23	4371.9
Fenn-Gib	Canada	Indicated	40.8	--	--	0.99	1298.6
Whitney (79.0%) (3)	Canada	Measured	0.8	--	--	7.02	172.3
		Indicated	1.8	--	--	6.77	387.5
Gold River	Canada	Indicated	0.7	--	--	5.29	117.4
Marlhill	Canada	Indicated	0.4	--	--	4.52	57.4
Vogel	Canada	Indicated	2.2	--	--	1.75	125.0
Total Gold Segment(4)			851.1	3.9	5.6	0.34	9194.0
Total Gold and Silver Segments (4)		Measured + Indicated	1034.9	110	805.5	0.33	9373.4
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2020".
(2) Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development, and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

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Pan American Inferred Mineral Resources as of June 30, 2020 (1,2)

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Huaron	Peru	Inferred	5.8	157	29.0	--	--
Morococha (92.3%) (3)	Peru	Inferred	4.4	157	22.4	--	--
La Colorada	Mexico	Inferred	6.2	232	46.2	0.13	26.8
La Colorada skarn	Mexico	Inferred	100.4	44	141.0
Dolores	Mexico	Inferred	3.8	43	5.3	1.14	139.0
Manantial Espejo	Argentina	Inferred	0.6	206	3.9	2.18	41.9
San Vicente (95%) (3)	Bolivia	Inferred	2.5	303	24.5	--	--
Navidad	Argentina	Inferred	45.9	81	119.4	--	--
Joaquin	Argentina	Inferred	0.4	351	4.2	0.27	3.2
COSE	Argentina	Inferred	0.0	382	0.3	7.10	6.3
Escobal	Guatemala	Inferred	1.9	180	10.7	0.90	53.7
Total Silver Segment(4)			171.8	74	406.9	0.66	270.8
Gold Segment
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	224.6
Pico Machay	Peru	Inferred	23.9	--	--	0.58	445.7
La Arena	Peru	Inferred	13.3	--	--	0.24	101.0
Shahuindo	Peru	Inferred	12.0	7	2.8	0.52	201.8
Shahuindo Sulphide	Peru	Inferred	97.4	14	45.1	0.74	2323.3
Timmins	Canada	Inferred	5.0	--	--	3.27	529.3
La Arena II	Canada	Inferred	91.6	--		0.23	683.1
Fenn-Gib	Canada	Inferred	24.5	--		0.95	750.0
Whitney (79.0%) (3)	Canada	Inferred	0.8	--		5.34	134.9
Gold River	Canada	Inferred	5.3	--		6.06	1027.4

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Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Vogel	Canada	Inferred	1.5	--		3.60	168.8
Total Gold Segment(4)			289.0	12	51.2	0.71	6589.9
Total Gold and Silver Segments (4)		Inferred	460.8	46	458.1	0.71	6860.7
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2020".
(2) Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

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Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2020

Mine	Category	Ag US$/oz	Au US$/oz	Cu US$/t	Pb US$/t	Zn US$/t
Huaron	All categories	18.00	1,300	6,000	2,000	2,350
Morococha	All categories	18.00	1,300	6,000	2,000	2,350
La Colorada	All categories	18.00	1,300	6,000	2,000	2,350
La Colorada skarn	Inferred Resource	18.50		6500	2200	2600
Dolores	Reserves	18.00	1,350
	Resources	18.50	1,700
La Bolsa	All categories	14.00	825
Manantial Espejo	All categories	18.00	1,400
San Vicente	All categories	18.00	1,300	6,000	2,000	2,350
Navidad	All categories	12.52			1,100
Pico Machay	All categories		700
Joaquin	All categories	18.00	1,300
COSE	All categories	18.00	1,300
Escobal	All categories	20.00	1,300		2,204	2,424
Shahuindo	Reserves	18.00	1,350
	Resources	18.50	1,700
Shahuindo Sulphide	Inferred Resource	15.00	1,400
La Arena	Reserves	18.00	1,400
	Resources	18.50	1,700
La Arena II	All categories		1,500	8,816
Timmins	All categories		1,350
Fenn-Gib	Inside pit		1,190
	Below pit		1,190
Whitney	All categories		1,200
Gold River	All categories		1,200
Marlhill	All categories		1,125
Vogel	Inside pit		1,150
	Below pit		1,150

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General Notes with Respect to Technical Information
Mineral reserves and mineral resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability.
Pan American does not expect these mineral reserve and mineral resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
The Company’s Qualified Persons have undertaken a verification process with respect to the data disclosed in this news release, including sampling, analytical, and test data underlying the estimates.
See the Company’s Annual Information Form dated March 12, 2020, available at www.sedar.com for further information on the Company’s material mineral properties, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and mineral resources.
Quantities of contained metal are shown before metallurgical recoveries.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, who are each Qualified Persons for the purposes of NI 43-101.

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. Pan American has a 26-year history of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 9

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the disclosure of estimated mineral reserve and resource information, including disclosure of mineral resource estimates relating to the La Colorada polymetallic skarn; the extent of, and success related to any future exploration or development programs, including with respect to the La Colorada polymetallic skarn; the accuracy of estimated mineral reserves and mineral resources; expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect estimates of mineral reserves and mineral resources.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to comply with environmental, health and safety laws; and that the COVID-19 pandemic, or other pandemics, do not materially impact underlying assumptions used in estimating mineral reserves and mineral resources, such as prices, the costs and availability of necessary labour, energy, supplies, materials and services, and exchange rates, among other things. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina, and in Guatemala; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources
This news release has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this news release have been disclosed in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and information concerning mineralization, deposits, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ‘‘measured resources’’, ‘‘indicated resources’’, and ‘‘inferred resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ‘‘reserves’’ are not the same as those of the SEC, and mineral reserves reported by Pan American in compliance with NI 43-101 may not qualify as ‘‘reserves’’ under SEC standards. Under U.S. standards, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.